

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.2 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. ^ 2 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Home Bancorp Wisconsin, Inc.
(Exact Name of Registrant as Specified in Charter)

0001578505
(Registrant's CIK Number)

Exhibit 99.3.^ 2 to the Pre-Effective Amendment No. ^ 2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-189668
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

{Clients/1518/00200988.DOC/ }

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin on December 30, 2013.

HOME BANCORP WISCONSIN, INC.

By: 

James R. Bradley, Jr.
President ~~and Chief~~ Executive Officer

{Clients/1518/00189305.DOC/ }

EXHIBIT 99.3.2

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.
Madison, Wisconsin

As Of:
November 29, 2013

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.

Madison, Wisconsin

As Of:

November 29, 2013

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

December 9, 2013

Board of Directors
Home Savings Bank
Home Bancorp Wisconsin, Inc.
2 South Carroll Street
Madison, Wisconsin 53703

To the Board:

In recognition of recent developments, we hereby submit a second Valuation Appraisal Update ("Second Update") as of November 29, 2013, to our original Conversion Valuation Appraisal Report as of May 28, 2013 ("Original Appraisal") and Valuation Appraisal Update dated August 21, 2013 ("First Update"), in recognition of Home Savings Bank's current financials as of September 30, 2013, and recent developments, specifically relating to the Banks' write-off of its $2,017,000 deferred tax asset, resulting in a $2,306,000 decrease in equity since the First Update. This Second Update reflects an update to the pro forma market value of the to-be-issued stock of the Home Bancorp Wisconsin, Inc. (the "Corporation"), which is the holding company of Home Savings Bank ("Home" or the "Bank"), Madison, Wisconsin. Such stock is to be issued by Home in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank. This Second Update was prepared after a review of the Original Appraisal and the First Update and is being submitted to the Federal Reserve Board and to the Federal Deposit Insurance Corporation as an update of the Original Appraisal and the First Update.

Our preparation of this Second Update has included conversations with the management of Home, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal and First Update, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Second Update, we have given consideration to Home's financial condition and performance at or for the twelve months ended September 30, 2013; the change in Home's financial condition since June 30, 2013; current thrift conversion activity and market conditions; and the recent performance of publicly traded thrift institutions, including those institutions in the Bank's comparable group. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities as a target, and none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Home's city, county and market area revealed no institutions involved in such activity.

We have recognized a reinvestment rate of 1.02 percent, before taxes, in this Second Update, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal and First Update based on Home's September 30, 2013, financial statements and the stock prices of publicly traded thrift institutions, including the Bank's comparable group, as of November 29, 2013, and pricing ratios and other financial information for the peer group as of the latest date for which complete financial data is available as of November 29, 2013. We have further reviewed each of the adjustments made in the Original Appraisal relative to the comparable group, to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios.

Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent financial data for all publicly traded, FDIC-insured thrift institutions excluding mutual holding companies.

Exhibit 3 provides a summary of publicly traded standard conversions completed between January 1, 2012 and July 26, 2013, and the relative movement of their share prices. For the ten offerings completed from January 1, 2012, to July 26, 2013, the average percentage price change one day after IPO was a positive 17.78 percent with a median of 14.80 percent, from a low of 0.10 percent to a high of 48.90 percent. The average percentage price change one week after IPO for those ten transactions was 19.07 percent with a median of 18.75 percent. It should be noted that nine of the ten transactions completed since January 1, 2012, were trading above their first day prices.

The comparable group, unchanged from the Original Appraisal, represents ten publicly traded thrift holding companies identified in Exhibit 4, ranging in size from $290.8 million to $660.4 million with an average asset size of $458.5 million and with an average of 10.0 offices per institution compared to Home with assets of $115.2 million and four offices. Two of the comparable group institutions are each located in Indiana, Illinois, Ohio and Pennsylvania, with one each in Kentucky and Wisconsin.

Exhibit 5 presents pro forma financial ratios for the Bank and detailed market, pricing and financial ratios for all thrifts, publicly traded Wisconsin thrifts and the comparable group as of the most recent four quarters for financial data and ratios and November 29, 2013, for stock prices. The trend in the market price of the ten comparable group institutions since the Original Appraisal indicates a 5.35 percent increase in the average price per share. Of those ten institutions, seven experienced increases in their price per share and three experienced decreases.

Since the Original Appraisal dated May 28, 2013, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Home's comparable group and all publicly traded, FDIC-insured thrifts in the United States ("all thrifts"). The average price to net earnings multiple for the comparable group increased from 20.99 times earnings as of the Original Appraisal dated May 28, 2013, to 23.32 times earnings in the Second Update, while the average price to core earnings multiple for the comparable group increased from 21.24 times earnings to 23.39 times earnings during that period. The average market price to book value ratio for all thrifts increased from 86.16 percent as of the Original Appraisal dated May 28, 2013, to 96.92 percent in the Second Update, and indicated a similar increase from 78.33 percent to 87.94 percent for the comparable group. The average price to assets ratio decreased from 11.90 percent to 11.78 percent for all thrifts and increased slightly from 11.49 percent to 11.88 percent for the comparable group for the same time period. The trend in the market price of thrift stocks since the Original Appraisal indicates an 11.2 percent increase in the average price per share for all publicly traded thrifts and a lower increase of 5.4 percent for the comparable group.

Exhibit 6 presents the pro forma valuation analysis and conclusions, pricing ratios, and the total number of shares to be issued at each valuation range. Exhibit 6 also provides the assets, equity, tangible equity, net earnings and core earnings of Home at or for the twelve months ended September 30, 2013, with the balance sheet figures indicating changes for most categories with a significant decrease in equity from those figures used in the Original Appraisal and the First Update. Such assets and equity were $115,207,000 and $7,270,000, respectively, at September 30, 2013, compared to $122,159,000 and $9,576,000, respectively, at June 30, 2013. The net loss after taxes was $2,738,000 and the core loss after taxes was a lower $551,000, with core adjustments of $2.0 million related to the deferred income tax write-off and $305,000 for unusually high noninterest expenses for the twelve months ended September 30, 2013. The net loss and core loss were an identical $503,000 for the twelve months ended June 30, 2013, as indicated in the First Update. Tangible equity equaled total equity at September 30, 2013, and at June 30, 2013. As discussed previously, the Bank experienced a moderate decrease in assets and a large decrease in equity and an increase in its annual losses from June 30, 2013, to September 30, 2013.

This Second Update incorporates the Bank's current September 30, 2013, financial statements and is based on the following valuation ratios as of November 29, 2013, using the latest date for which complete financial data is available for the peer group:

Price to earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM
Price to core earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM

NM - Not Meaningful

Price to book value ratio:	
Midpoint	64.05%
Maximum, as adjusted	71.68%
Price to tangible book value ratio:	
Midpoint	64.05%
Maximum, as adjusted	71.68%
Price to assets ratio:	
Midpoint	7.23%
Maximum, as adjusted	9.37%

The Bank's much higher actual loss and higher core loss and resultant much lower equity for the twelve months ended September 30, 2013, compared to June 30, 2013, and March 31, 2013, and higher offering expenses resulted in a higher price to book value ratio and a higher price to tangible book value ratio at November 29, 2013, than in the Original Appraisal and in the First Update. Due to Home's core and net loss, the price to core earnings and price to earnings multiples were not meaningful for this Second Update or the Original Appraisal and in the First Update. At the midpoint of the valuation range, from the First Update to the Second Update, the price to book value ratio increased from 56.61 percent to 64.05 percent, due to the decrease in equity, and the price to assets ratio decreased slightly from 7.31 percent to 7.23 percent. The price to tangible book value ratios were the same as the price to book value ratios.

Exhibits 7 through 10 present the projected effect of offering proceeds. Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank. The midpoint discount from the comparable group's average price to book value ratio was 27.16 percent, using the most recent financial data available per the Update.

The valuation range in the Original Appraisal and the First Update indicated a midpoint value of $9,450,000, with a minimum of $8,032,500, a maximum of $10,867,500, and a maximum, as adjusted, of $12,497,630.

After consideration of the factors previously discussed, with a focus on current market conditions and the condition and operating performance of Home at or for the twelve months ended September 30, 2013, and recent developments for Home, it is our opinion that as of November 29, 2013, the fully converted pro forma market valuation range of the Bank is changed to the following range: from a minimum of $7,480,000 or 748,000 shares at $10.00 per share to a midpoint of $8,800,000 or 880,000 shares at $10.0 per share to a maximum of $10,120,000 or 1,012,000 shares at $10.00 per share, with a maximum, as adjusted, of $11,638,000 or 1,163,800 shares at $10.00 per share.

It is our opinion that, as of November 29, 2013, the pro forma market value of Home Bancorp Wisconsin, Inc., is $8,800,000 at the midpoint, representing 880,000 shares at $10.00 per share.

Sincerely,

KELLER & COMPANY, INC.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
AKPB	Alaska Pacific Bancshares, Inc.	AK	OTC BB	16.79	4.00	0.44	279.69	0.00	38.16	29.98	68.47	74.06	6.00
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	2.15	1.83	1.06	142.55	0.00	2.02	2.03	27.14	27.22	1.51
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	7.50	0.63	0.92	102.27	0.00	8.12	8.15	60.46	60.46	7.33
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	9.24	(0.42)	0.00	26.43	0.00	NM	NM	259.06	259.06	34.96
BANC	Banc of California, Inc.	CA	NASDAQ	12.82	1.32	(0.42)	195.51	0.29	(30.52)	(28.49)	109.48	135.59	6.56
BOFI	Bofl Holding, Inc.	CA	NASDAQ	81.96	38.76	3.11	237.93	0.00	26.35	26.19	407.60	407.60	34.45
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.27	(1.14)	(0.48)	56.25	0.00	(2.63)	(8.47)	67.36	68.14	2.26
MLGF	Malaga Financial Corp	CA	Pink Sheet	18.75	(0.10)	1.94	147.20	N/A	9.68	9.66	116.13	116.13	12.74
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	14.72	2.40	1.77	113.03	0.30	8.32	8.56	95.55	95.66	13.02
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	15.75	(0.19)	0.75	104.35	0.32	21.00	21.00	87.47	89.94	15.09
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	16.99	1.19	0.35	121.35	0.12	48.54	49.97	122.58	124.16	14.00
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	7.12	0.65	(1.83)	69.59	0.00	(3.89)	(3.89)	83.87	85.48	10.23
PBCT	People's United Financial, Inc.	CT	NASDAQ	15.14	2.24	0.73	99.97	0.66	20.74	19.92	102.90	190.60	15.14
RCKB	Rockville Financial, Inc.	CT	NASDAQ	14.92	0.73	0.64	85.16	0.58	23.31	24.87	131.71	133.88	17.52
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.79	(0.37)	(0.11)	106.95	0.09	NM	NM	98.79	108.12	11.02
WSFS	WSFS Financial Corporation	DE	NASDAQ	75.94	18.97	4.56	502.31	0.37	16.65	18.80	179.61	200.85	15.12
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	3.92	1.64	(1.83)	271.62	0.00	(2.14)	(1.81)	34.50	34.82	1.44
BBX	BBX Capital Corporation	FL	NYSE	13.57	11.31	15.46	27.36	0.00	0.88	3.33	87.40	NA	49.59
BFCF	BFC Financial Corporation	FL	Pink Sheet	2.41	1.84	2.14	20.05	0.00	1.13	(4.08)	51.37	NA	12.02
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	(0.01)	(12.90)	237.00	0.00	(0.03)	(0.03)	NA	NA	0.15
EVER	Everbank Financial Corp	FL	NYSE	17.07	1.21	1.14	143.72	0.00	14.97	14.84	143.98	232.89	11.88
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	16.80	4.65	0.45	124.03	0.00	37.40	37.33	81.11	81.96	13.54
CHFN	Charter Financial Corporation	GA	NASDAQ	10.68	1.05	0.35	48.44	N/A	30.74	39.56	88.66	90.09	22.05
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	17.67	4.28	1.37	168.77	0.23	12.90	12.99	114.86	115.38	10.47
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	23.89	(0.98)	1.52	153.38	0.61	15.72	19.27	114.40	114.76	15.58
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.38	0.19	(2.21)	235.79	0.00	(0.17)	(0.16)	2.85	2.85	0.16
BFIN	BankFinancial Corporation	IL	NASDAQ	9.74	0.05	(1.17)	68.33	0.02	(8.32)	(8.32)	117.91	119.81	14.25
FIRT	First BancTrust Corporation	IL	Pink Sheet	14.25	2.24	1.57	186.50	1.34	9.07	9.97	73.73	75.67	7.64
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	9.50	1.50	0.55	89.26	N/A	17.37	18.63	93.65	112.41	10.64

EXHIBIT 1

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
GTPS	Great American Bancorp, Inc.	IL	OTC BB	32.00	(4.50)	1.42	353.14	1.25	22.58	22.54	93.65	96.50	9.06
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	16.00	3.84	1.03	200.19	0.10	15.54	15.53	65.84	67.68	7.99
IROQ	IF Bancorp, Inc.	IL	NASDAQ	16.40	2.71	0.73	118.16	0.00	22.58	24.12	91.22	91.80	13.88
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	19.60	3.05	1.78	172.29	0.40	11.01	14.10	87.05	94.68	11.38
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.85	(1.10)	0.13	332.95	0.00	88.30	91.15	38.96	38.96	3.56
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.33	0.00	(2.21)	149.99	0.00	(1.05)	(1.03)	35.37	35.37	1.55
RYFL	Royal Financial, Inc.	IL	OTC BB	6.75	1.60	2.73	44.60	0.00	2.47	2.61	74.02	74.02	15.14
AMFC	AMB Financial Corp.	IN	OTC BB	7.25	2.00	1.03	180.75	0.76	7.02	7.04	39.87	40.48	4.01
DSFN	DSA Financial Corp	IN	OTC BB	9.00	1.08	0.63	73.32	0.00	14.22	7.26	81.90	83.11	12.28
FFWC	FFW Corporation	IN	Pink Sheet	17.60	3.00	2.09	300.20	1.23	8.42	8.76	84.89	92.11	5.86
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	6.70	(1.00)	1.24	188.75	0.00	5.41	5.40	29.08	29.15	3.55
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	14.00	2.60	0.91	210.74	0.80	15.32	16.28	70.60	89.92	6.64
FCAP	First Capital, Inc.	IN	NASDAQ	20.75	1.84	1.82	160.78	0.79	11.40	11.40	109.25	121.64	12.91
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	22.70	3.00	1.96	285.49	0.00	11.61	11.58	80.62	91.81	7.95
LSBI	LSB Financial Corp.	IN	NASDAQ	28.32	9.99	1.81	227.83	0.36	15.67	15.65	111.16	114.24	12.43
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	10.70	2.26	0.70	80.38	0.16	15.29	16.72	79.75	89.52	13.31
LOGN	Logansport Financial Corp.	IN	Pink Sheet	25.00	2.35	2.67	253.30	1.23	9.36	9.12	88.01	88.98	9.87
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	17.20	3.89	1.03	197.82	0.24	16.70	22.93	110.18	114.00	8.69
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	24.95	4.00	2.60	244.10	0.79	9.61	10.44	105.45	105.93	10.22
PBNI	Peoples Bancorp	IN	Pink Sheet	24.00	3.85	1.18	194.85	1.11	20.41	27.59	102.34	107.48	12.32
RIVR	River Valley Bancorp	IN	NASDAQ	28.05	7.55	6.18	318.16	2.62	4.54	5.16	106.19	108.20	8.82
TDCB	Third Century Bancorp	IN	OTC BB	7.00	4.25	0.25	80.15	0.08	28.56	28.00	72.15	72.82	8.73
UCBA	United Community Bancorp	IN	NASDAQ	10.41	(0.09)	0.64	99.32	N/A	16.24	24.21	73.06	76.40	10.48
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	18.75	4.35	1.08	178.22	0.00	17.44	18.75	99.29	101.63	10.52
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.06	0.47	0.47	62.14	N/A	25.79	25.66	109.24	109.29	19.41
FFSL	First Independence Corporation	KS	Pink Sheet	9.25	3.00	(2.88)	167.97	0.00	(3.21)	(3.21)	60.11	60.33	5.51
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.40	2.13	0.82	90.06	0.00	17.63	17.78	101.84	102.53	15.99
CTUY	Century Next Financial Corporation	LA	OTC BB	18.90	3.00	0.76	125.43	0.00	24.89	24.87	118.04	118.04	15.07
FPBF	FPB Financial Corp.	LA	Pink Sheet	17.25	5.53	1.96	181.69	0.91	8.78	8.67	97.33	97.33	9.49

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.50	0.10	0.15	109.96	0.00	NM	NM	89.28	89.28	15.92
HBCP	Home Bancorp, Inc.	LA	NASDAQ	18.98	0.07	1.19	135.49	0.00	15.95	17.25	96.09	97.08	14.01
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	17.00	(0.88)	1.24	124.69	0.26	13.74	14.17	94.64	94.98	13.63
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	17.61	1.56	0.97	110.31	0.00	18.19	18.15	89.43	91.02	15.96
MDNB	Minden Bancorp, Inc.	LA	OTC BB	16.85	1.75	1.40	115.19	0.33	12.08	12.04	96.72	96.72	14.63
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	15.50	3.13	0.17	104.45	0.00	89.23	91.18	90.11	90.11	14.84
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	14.40	1.11	0.20	112.97	0.00	72.00	75.79	100.97	101.27	12.75
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	27.34	3.46	1.63	218.43	0.72	16.77	13.27	101.34	171.85	12.52
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.14	0.58	0.58	74.18	0.34	15.76	16.04	104.30	139.44	12.32
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	17.88	3.16	0.57	111.71	0.15	31.37	31.93	106.07	106.56	16.01
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	14.85	3.15	0.55	131.80	0.12	27.10	29.12	94.43	97.86	11.27
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	16.55	3.35	0.64	123.24	0.19	25.86	26.69	111.32	112.43	13.43
HIFS	Hingham Institution for Savings	MA	NASDAQ	79.09	5.48	6.22	612.62	1.32	12.72	12.72	166.78	166.78	12.91
MTGB	Meetinghouse Bancorp, Inc.	MA	OTC BB	12.00	2.50	(0.02)	115.80	0.00	NM	NM	103.85	107.22	10.36
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	17.37	0.14	0.35	90.51	N/A	49.15	49.63	105.61	105.74	19.19
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	19.73	1.70	0.40	126.57	0.40	49.33	30.35	128.24	148.32	15.59
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	17.62	1.98	1.00	171.17	0.00	17.58	18.35	93.46	93.46	10.29
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.39	(0.43)	0.31	55.65	0.37	23.84	38.89	107.60	107.60	13.28
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	20.25	3.00	0.63	158.58	0.00	32.09	42.19	86.05	86.05	12.77
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	14.00	1.35	0.09	115.85	0.00	NM	NM	72.79	72.79	12.08
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	14.52	2.95	(0.27)	84.73	0.00	(52.82)	(45.38)	82.65	86.44	17.14
MDSN	Madison Bancorp, Inc.	MD	OTC BB	16.75	7.40	0.17	242.10	0.00	97.95	NM	75.44	75.44	6.92
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	18.50	3.85	0.29	96.45	0.00	62.84	63.79	119.01	119.06	19.18
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	9.55	(2.80)	0.40	115.45	0.35	23.59	23.88	66.74	66.74	8.27
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.65	2.07	(1.97)	80.98	0.00	(2.36)	(2.46)	77.27	78.60	5.74
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	5.10	0.47	(0.11)	74.14	0.00	(47.93)	(46.36)	64.22	66.86	6.88
FBC	Flagstar Bancorp, Inc.	MI	NYSE	18.35	3.76	0.12	210.42	0.00	NM	57.34	102.19	488.94	8.72
NWBM	Northwestern Bancorp	MI	OTC BB	180.00	7.00	(40.66)	4,435.39	N/A	(4.43)	(4.37)	52.08	62.27	4.06
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.25	1.25	0.94	155.50	0.20	8.76	8.78	53.03	66.48	5.31

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
WBKC Wolverine Bancorp, Inc.	MI	NASDAQ	20.50	2.30	0.72	120.96	0.94	28.56	28.47	78.26	78.37	16.95
HMNF HMN Financial, Inc.	MN	NASDAQ	9.20	4.75	2.03	128.06	0.00	4.53	3.91	97.16	101.47	7.18
REDW Redwood Financial, Inc	MN	Pink Sheet	20.00	13.40	5.83	488.42	2.91	3.43	3.44	33.07	39.19	4.09
WEFP Wells Financial Corp.	MN	Pink Sheet	23.00	3.65	1.59	316.33	1.62	14.45	14.47	69.84	75.73	7.27
CCFC CCSB Financial Corp.	MO	Pink Sheet	9.00	(1.56)	0.29	118.39	0.00	31.49	34.62	73.40	74.04	7.60
FBSI First Bancshares, Inc.	MO	Pink Sheet	8.15	3.25	0.12	120.84	0.00	67.58	81.50	93.46	93.46	6.74
LXMO Lexington B & L Financial Corp.	MO	Pink Sheet	14.50	1.75	1.14	240.48	0.00	12.70	13.18	53.99	57.09	6.03
LBCP Liberty Bancorp, Inc.	MO	OTC BB	12.05	1.70	1.17	149.83	0.33	10.29	10.39	57.09	58.17	8.04
NASB NASB Financial, Inc.	MO	NASDAQ	30.00	2.59	3.51	145.42	N/A	8.54	8.60	120.72	121.87	20.63
PULB Pulaski Financial Corp.	MO	NASDAQ	11.01	2.06	0.78	115.50	N/A	14.19	14.12	123.18	128.36	9.53
QRRY Quarry City Savings and Loan Association	MO	OTC BB	10.40	(0.74)	N/A	N/A	N/A	NA	NA	NA	NA	NA
SJBA St. Joseph Bancorp, Inc.	MO	OTC BB	19.00	6.60	0.23	87.32	0.00	82.32	82.61	115.08	115.08	21.76
EBMT Eagle Bancorp Montana, Inc.	MT	NASDAQ	11.00	0.00	0.58	131.80	0.29	18.97	19.30	88.99	115.88	8.35
ASBB ASB Bancorp, Inc.	NC	NASDAQ	17.46	1.63	0.28	143.82	0.00	62.34	NM	88.63	88.63	12.14
HTBI Hometrust Bancshares, Inc	NC	NASDAQ	16.52	3.25	0.56	81.28	0.00	29.50	29.50	92.42	93.13	20.33
KSBI KS Bancorp, Inc.	NC	OTC BB	8.80	4.45	0.58	232.10	0.30	15.16	12.39	47.58	47.58	3.79
LTLB Little Bank, Inc	NC	Pink Sheet	11.25	1.84	0.84	104.80	0.20	13.36	13.72	112.53	112.53	10.73
SSFC South Street Financial Corp	NC	OTC BB	5.75	1.55	0.28	108.63	0.00	20.43	23.96	61.92	61.93	5.29
MCBK Madison County Financial, Inc.	NE	NASDAQ	17.49	3.04	0.92	86.77	0.26	19.01	19.01	88.07	89.73	20.16
GUAA Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.68	403.09	0.80	3.72	4.95	26.23	26.31	2.48
NHTB New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	15.06	0.68	1.09	174.16	N/A	13.85	15.37	98.73	169.49	8.65
CBNJ Cape Bancorp, Inc.	NJ	NASDAQ	10.09	(0.20)	0.45	88.27	0.21	22.50	25.23	87.39	104.36	11.43
COBK Colonial Financial Services, Inc.	NJ	NASDAQ	13.37	0.80	(0.88)	155.26	N/A	(15.20)	(12.50)	85.43	85.43	8.61
HCBK Hudson City Bancorp, Inc.	NJ	NASDAQ	9.34	1.10	0.39	74.16	0.23	23.95	25.24	105.25	108.78	12.59
NFBK Northfield Bancorp, Inc	NJ	NASDAQ	13.00	(3.88)	0.30	46.85	N/A	43.36	46.43	105.65	108.09	27.75
OSHC Ocean Shore Holding Co.	NJ	NASDAQ	14.15	1.20	0.77	149.82	0.24	18.38	18.38	92.87	97.73	9.44
OCFC OceanFirst Financial Corp.	NJ	NASDAQ	18.60	2.24	1.07	131.50	0.48	17.38	17.38	151.28	154.39	14.14
ORIT Oritani Financial Corp.	NJ	NASDAQ	16.29	1.41	0.96	61.85	0.97	16.97	17.33	141.21	141.21	26.34
PFS Provident Financial Services, Inc.	NJ	NYSE	19.55	0.42	1.22	122.63	0.71	16.02	16.43	117.42	182.87	15.94

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ROMA	Roma Financial Corporation	NJ	NASDAQ	19.85	9.69	(0.00)	55.61	0.00	NM	NA	273.94	277.08	35.70
AF	Astoria Financial Corporation	NY	NYSE	13.98	2.56	0.59	162.06	0.19	23.69	25.89	104.07	122.08	8.63
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	8.75	0.58	0.47	138.80	0.00	18.61	18.62	80.22	80.22	6.30
CARV	Carver Bancorp, Inc.	NY	NASDAQ	6.82	4.06	0.52	171.76	0.00	13.12	15.86	379.63	396.07	3.97
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	16.82	2.21	1.13	109.86	0.45	14.88	15.29	145.42	167.78	15.31
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	23.65	5.42	1.62	216.36	1.46	14.61	14.78	129.08	190.60	10.93
NYCB	New York Community Bancorp, Inc.	NY	NYSE	16.52	1.53	1.09	103.80	1.00	15.16	15.58	127.84	241.69	15.91
ONFC	Oneida Financial Corp.	NY	NASDAQ	12.90	2.41	0.89	101.66	N/A	14.48	15.93	101.25	142.51	12.69
PFDB	Patriot Federal Bank	NY	Pink Sheet	19.00	13.00	(0.12)	110.35	0.22	NM	NM	169.81	172.73	17.22
SNNY	Sunnyside Bancorp, Inc.	NY	OTC BB	9.87	(0.65)	N/A	N/A	N/A	NA	NA	NA	NA	NA
TRST	Trustco Bank Corp NY	NY	NASDAQ	7.60	0.24	0.41	47.27	0.26	18.36	19.00	202.31	202.62	16.08
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.99	0.76	0.98	161.90	0.94	14.25	14.28	93.29	106.93	8.64
CFBK	Central Federal Corporation	OH	NASDAQ	1.42	(0.05)	N/A	15.82	0.00	NA	NA	102.33	102.42	8.97
CHEV	Cheviot Financial Corp.	OH	NASDAQ	10.06	1.76	0.25	86.55	0.35	40.24	40.24	73.85	83.64	11.62
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	7.50	1.03	0.23	155.07	3.48	32.77	NA	NA	NA	4.84
FFDF	FFD Financial Corporation	OH	OTC BB	22.75	3.65	2.44	243.63	0.99	9.32	9.32	103.87	107.70	9.34
FDEF	First Defiance Financial Corp.	OH	NASDAQ	27.00	6.13	2.29	210.37	0.35	11.79	12.92	98.08	135.58	12.83
FNFI	First Niles Financial, Inc.	OH	OTC BB	6.50	0.50	(0.25)	73.72	0.53	(26.00)	(24.07)	79.17	79.17	8.82
HCFL	Home City Financial Corporation	OH	Pink Sheet	14.50	3.94	1.38	180.34	0.62	10.54	10.74	83.33	83.33	8.04
HLFN	Home Loan Financial Corporation	OH	OTC BB	17.75	4.20	2.00	117.38	1.79	8.86	8.88	115.22	116.16	15.12
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	8.61	0.00	0.48	96.09	0.49	17.81	17.94	71.24	71.26	8.96
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	17.80	4.75	1.60	142.35	0.85	11.15	11.13	73.02	73.02	12.50
UCFC	United Community Financial Corp.	OH	NASDAQ	3.76	0.40	0.11	34.97	0.00	34.18	17.09	103.02	106.62	10.75
VERF	Versailles Financial Corporation	OH	OTC BB	14.00	1.50	0.55	124.12	0.00	25.53	25.45	55.80	55.80	11.28
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	10.45	1.92	0.72	138.49	0.29	14.51	14.51	78.40	82.20	7.55
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	15.26	2.10	0.37	88.68	0.21	41.18	41.24	97.91	97.91	17.21
ESBF	ESB Financial Corporation	PA	NASDAQ	14.35	(1.21)	0.91	107.50	0.35	15.77	16.31	136.08	175.41	13.35
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.58	0.03	0.72	112.34	N/A	16.03	17.03	84.99	89.96	10.31
EKFC	Eureka Financial Corp.	PA	OTC BB	17.50	1.75	1.09	112.14	0.00	16.01	16.06	106.50	106.50	15.61

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FFCO	FedFirst Financial Corporation	PA	NASDAQ	19.40	4.11	1.00	128.87	1.39	19.31	19.40	101.31	103.65	15.05
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	17.67	1.78	0.52	114.35	0.34	33.98	41.09	98.17	98.26	15.45
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	18.25	2.62	1.27	216.83	N/A	14.38	14.48	112.01	112.01	8.42
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.65	2.98	(2.76)	91.72	N/A	(4.22)	(4.10)	101.33	101.69	12.70
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	14.94	0.98	0.69	84.00	0.60	21.65	21.65	123.55	146.64	17.79
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	10.25	12.69	(0.12)	81.20	0.00	(85.92)	(85.42)	104.84	105.52	12.62
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	16.00	5.95	0.66	125.69	0.18	24.34	24.24	90.60	90.62	12.73
STND	Standard Financial Corp.	PA	OTC BB	18.50	1.14	0.89	135.24	0.00	20.69	20.79	86.38	99.16	13.68
THRD	TF Financial Corporation	PA	NASDAQ	27.50	4.09	2.29	294.50	N/A	12.03	12.11	84.21	89.82	9.34
UASB	United-American Savings Bank	PA	OTC BB	21.55	6.00	1.74	278.76	0.24	12.38	13.47	101.89	101.89	7.73
WVFC	WVS Financial Corp.	PA	NASDAQ	11.35	2.68	0.43	143.81	0.16	26.40	27.02	72.84	72.84	7.89
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	2.76	0.60	0.27	103.60	0.00	10.37	10.22	22.35	22.35	2.66
HFFC	HF Financial Corp.	SD	NASDAQ	13.10	0.59	0.68	177.26	0.00	19.36	21.13	96.21	114.67	7.39
CASH	Meta Financial Group, Inc.	SD	NASDAQ	38.80	13.75	2.43	306.91	N/A	15.94	18.22	149.60	149.60	12.64
AFCB	Athens Bancshares Corporation	TN	NASDAQ	19.10	1.50	1.13	141.57	0.20	16.90	17.85	90.11	90.11	13.49
FABK	First Advantage Bancorp	TN	NASDAQ	12.45	(0.30)	0.59	102.58	0.29	21.10	23.06	74.13	74.13	12.14
JFBI	Jefferson Bancshares, Inc.	TN	NASDAQ	6.29	3.30	0.27	75.53	N/A	23.11	23.30	77.88	77.88	8.33
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	15.95	1.00	0.94	97.51	0.24	16.98	16.97	73.37	73.98	16.36
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	13.00	0.90	1.42	161.19	0.35	9.16	9.42	87.26	87.32	8.07
BAFI	BancAffiliated, Inc	TX	Pink Sheet	51.00	5.00	15.21	1,500.55	0.00	3.35	3.31	31.77	32.29	3.40
SPBC	SP Bancorp, Inc.	TX	NASDAQ	19.25	6.15	0.87	186.41	0.00	22.09	22.92	95.62	95.62	10.33
FRNK	Franklin Financial Corporation	VA	NASDAQ	20.18	1.90	0.75	84.70	N/A	27.00	29.68	104.55	104.55	23.83
ANCB	Anchor Bancorp	WA	NASDAQ	16.52	5.64	(0.22)	163.53	0.00	(74.75)	(68.83)	77.47	78.16	10.10
FSBW	FS Bancorp, Inc.	WA	NASDAQ	17.21	7.34	1.37	122.24	0.09	12.52	13.14	89.60	92.62	14.08
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	10.72	2.38	1.30	53.11	0.08	8.25	8.25	96.97	96.99	20.19
HMST	HomeStreet, Inc.	WA	NASDAQ	21.16	9.79	3.22	197.91	0.00	6.57	6.78	113.78	250.33	10.69
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	2.70	1.27	0.21	35.11	0.00	12.86	14.21	74.34	109.09	7.69
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	16.85	4.11	1.50	169.25	0.10	11.25	11.16	93.59	99.77	9.96
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	8.86	3.00	0.55	105.84	N/A	16.12	16.11	80.28	89.38	8.37

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ABCW	Anchor Bancorp Wisconsin Inc.	WI	Pink Sheet	0.01	(0.38)	3.87	103.12	N/A	0.00	0.00	0.12	0.13	0.01
BKMU	Bank Mutual Corporation	WI	NASDAQ	6.93	1.72	0.22	50.25	0.09	31.50	31.50	115.30	119.09	13.79
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	7.60	1.35	0.20	107.61	N/A	37.42	33.04	72.30	72.30	7.06
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	11.32	4.96	0.99	50.97	0.00	11.43	11.55	166.74	169.81	22.21
WBB	Westbury Bancorp, Inc.	WI	NASDAQ	14.36	1.04	0.25	105.64	N/A	56.94	65.27	81.51	83.19	13.59
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	10.70	3.49	0.62	197.58	0.00	17.20	17.26	51.40	51.92	5.42

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

	State	Exchange	PER SHARE					PRICING RATIOS				
			Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			16.38	2.75	0.73	178.06	0.34	16.91	17.00	96.82	107.55	11.78
HIGH			180.00	38.76	15.46	4435.39	3.48	97.95	91.18	407.60	488.94	49.59
LOW			0.01	(4.5)	(40.66)	15.82	0.00	(85.92)	(85.42)	0.12	0.13	0.01
AVERAGE FOR STATE												
WI			8.04	1.74	1.11	83.52	0.04	27.46	28.27	87.19	88.90	11.33
AVERAGE BY REGION												
MIDWEST			16.92	2.28	0.22	238.85	0.55	14.68	15.58	81.07	93.11	9.46
NORTH CENTRAL			16.06	3.64	1.22	180.78	0.47	21.76	23.18	89.35	92.54	10.93
NORTHEAST			16.23	2.32	0.70	137.85	0.37	18.92	19.67	117.14	132.01	13.42
SOUTHEAST			13.88	2.87	0.67	135.79	0.09	18.90	15.75	82.79	88.05	12.27
SOUTHWEST			19.92	2.27	2.17	247.33	0.14	23.14	23.62	105.28	105.59	14.75
WEST			17.75	4.77	1.04	144.92	0.14	6.77	6.77	107.82	122.71	11.80
AVERAGE BY EXCHANGE												
NYSE			18.05	3.46	3.04	141.20	0.37	14.58	20.96	112.03	240.05	17.60
NASDAQ			16.40	2.91	0.81	130.09	0.26	16.95	17.37	110.39	119.49	13.48
OTC-BB			19.78	2.52	(0.60)	310.46	0.30	19.08	15.60	79.75	82.07	10.01
PINK SHEETS			13.31	2.39	1.09	212.91	0.54	15.72	16.22	69.57	71.85	7.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc.	AK	183,054	20,811	20,811	0.34	0.20	2.91	1.76	OTC BB	654,486	7,854
SZBI	SouthFirst Bancshares, Inc	AL	100,002	8,318	8,318	0.73	0.50	9.25	6.29	Pink Sheet	701,526	1,754
SCBS	Southern Community Bancshares, Inc.	AL	65,356	7,928	7,928	0.93	0.53	7.70	4.44	Pink Sheet	639,077	4,793
FFBH	First Federal Bancshares of Arkansas, Ir	AR	529,741	71,486	71,486	0.01	0.01	0.04	0.04	NASDAQ	20,041,497	187,388
BANC	Banc of California, Inc.	CA	3,718,373	302,580	267,303	(0.31)	(0.41)	(2.87)	(3.79)	NASDAQ	19,019,052	263,033
BOFI	Bofl Holding, Inc.	CA	3,284,182	282,617	282,617	1.58	1.58	17.86	17.85	NASDAQ	13,803,247	894,616
BYFC	Broadway Financial Corporation	CA	345,671	25,584	25,584	(0.25)	(0.25)	(4.87)	(4.87)	NASDAQ	6,145,451	7,436
MLGF	Malaga Financial Corp	CA	871,716	95,614	95,614	1.34	1.34	12.54	12.54	Pink Sheet	5,921,902	106,002
PROV	Provident Financial Holdings, Inc.	CA	1,153,027	157,158	157,158	1.51	1.51	12.11	12.11	NASDAQ	10,201,348	169,444
SMPL	Simplicity Bancorp, Inc.	CA	834,605	144,020	140,070	0.67	0.67	4.00	4.00	NASDAQ	7,998,265	119,174
FBNK	First Connecticut Bancorp, Inc.	CT	1,992,201	227,536	227,536	0.32	0.30	2.36	2.26	NASDAQ	16,416,427	241,321
NVSL	Naugatuck Valley Financial Corporation	CT	487,291	59,443	59,443	(2.30)	(2.30)	(17.80)	(17.80)	NASDAQ	7,002,208	53,567
PBCT	People's United Financial, Inc.	CT	31,510,600	4,637,600	2,503,700	0.79	0.82	4.73	4.93	NASDAQ	315,200,000	4,532,576
RCKB	Rockville Financial, Inc.	CT	2,219,080	295,173	294,103	0.83	0.79	5.32	5.08	NASDAQ	26,057,978	338,754
SIFI	SI Financial Group, Inc.	CT	1,368,675	152,735	132,396	(0.12)	(0.06)	(0.87)	(0.43)	NASDAQ	12,797,226	145,249
WSFS	WSFS Financial Corporation	DE	4,442,656	373,951	334,410	0.99	0.84	10.32	8.76	NASDAQ	8,844,456	532,878
ACFC	Atlantic Coast Financial Corporation	FL	714,114	29,875	29,875	(0.64)	(0.75)	(12.08)	(14.30)	NASDAQ	2,629,061	10,359
BBX	BBX Capital Corporation	FL	432,484	234,352	245,395	N/A	4.36	N/A	40.53	NYSE	15,805,009	204,043
BFCF	BFC Financial Corporation	FL	1,547,188	507,789	300,397	N/A	(1.83)	34.30	(11.51)	Pink Sheet	77,168,832	184,972
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	17,612,089	1,602,913	1,549,714	0.86	0.83	10.65	10.21	NYSE	122,544,510	1,835,717
SSNF	Sunshine Financial, Inc.	FL	149,923	25,036	25,036	0.37	0.37	2.17	2.17	Pink Sheet	1,208,754	18,857
CHFN	Charter Financial Corporation	GA	1,101,005	273,778	269,453	0.73	0.71	4.48	4.36	NASDAQ	22,728,778	245,471
HBOS	Heritage Financial Group, Inc.	GA	1,322,309	120,534	116,283	0.87	0.86	8.46	8.43	NASDAQ	7,834,765	136,482
TBNK	Territorial Bancorp Inc.	HI	1,561,510	212,589	212,589	0.95	0.81	6.82	5.83	NASDAQ	10,180,383	223,663
AFBA	Allied First Bancorp, Inc.	IL	120,561	6,819	6,819	(0.91)	(0.89)	(14.97)	(14.65)	OTC BB	511,300	256
BFIN	BankFinancial Corporation	IL	1,441,948	174,311	171,728	(1.57)	(1.57)	(12.45)	(12.46)	NASDAQ	21,101,966	186,541
FIRT	First BancTrust Corporation	IL	395,869	41,025	40,292	0.85	0.67	8.06	6.30	Pink Sheet	2,122,658	28,125
FCLF	First Clover Leaf Financial Corp.	IL	646,730	73,503	61,781	0.66	0.52	5.16	4.04	NASDAQ	7,245,590	62,529
GTPS	Great American Bancorp, Inc.	IL	169,700	16,420	15,935	0.40	0.40	4.17	4.17	OTC BB	480,545	15,618
HARI	Harvard Illinois Bancorp, Inc.	IL	166,821	20,249	20,249	0.50	0.50	4.35	4.34	OTC BB	833,302	12,033
IROQ	IF Bancorp, Inc.	IL	540,014	82,164	82,164	0.63	0.59	3.91	3.67	NASDAQ	4,570,192	73,580
JXSB	Jacksonville Bancorp, Inc.	IL	320,674	41,906	39,180	1.06	0.84	7.70	6.06	NASDAQ	1,861,254	36,388
MCPH	Midland Capital Holdings Corp	IL	124,057	11,334	11,334	0.04	0.02	0.44	0.27	Pink Sheet	372,600	4,453
PFED	Park Bancorp, Inc.	IL	178,968	7,860	7,860	(1.42)	(1.54)	(29.01)	(31.46)	Pink Sheet	1,193,174	2,780

EXHIBIT 2

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RYFL	Royal Financial, Inc.	IL	111,807	22,864	22,864	N/A	N/A	38.43	37.52	OTC BB	2,507,112	13,413
AMFC	AMB Financial Corp.	IN	177,431	17,849	17,849	0.56	0.36	5.73	3.64	OTC BB	981,638	7,853
DSFN	DSA Financial Corp	IN	117,921	17,674	17,674	1.74	1.74	11.49	11.49	OTC BB	1,608,333	14,636
FFWC	FFW Corporation	IN	339,852	31,106	29,892	0.85	0.68	8.97	7.20	Pink Sheet	1,132,084	18,679
FDLB	Fidelity Federal Bancorp	IN	173,017	21,122	21,122	0.67	0.32	5.28	2.51	Pink Sheet	916,656	4,125
FBPI	First Bancorp of Indiana, Inc.	IN	368,620	34,688	34,688	0.39	0.39	4.18	4.18	OTC BB	1,749,165	23,614
FCAP	First Capital, Inc.	IN	447,703	52,887	47,501	1.11	1.11	9.64	9.63	NASDAQ	2,784,515	59,422
FSFG	First Savings Financial Group, Inc.	IN	660,412	82,253	72,248	0.72	0.67	5.65	5.26	NASDAQ	2,313,237	52,048
LSBI	LSB Financial Corp.	IN	355,269	39,728	39,728	0.78	0.40	7.22	3.71	NASDAQ	1,559,343	44,426
LPSB	Laporte Bancorp, Inc.	IN	499,639	83,401	74,675	0.85	0.77	5.48	4.99	NASDAQ	6,216,194	65,021
LOGN	Logansport Financial Corp.	IN	165,509	18,560	18,560	1.05	1.04	9.22	9.08	Pink Sheet	653,408	15,028
MFSF	MutualFirst Financial, Inc.	IN	1,405,006	132,571	130,768	0.58	0.40	6.05	4.13	NASDAQ	7,102,372	108,879
NWIN	NorthWest Indiana Bancorp	IN	693,437	67,215	67,215	1.07	0.98	11.02	10.12	OTC BB	2,840,757	66,048
PBNI	Peoples Bancorp	IN	452,217	54,425	52,095	0.58	0.38	4.81	3.12	Pink Sheet	2,320,837	55,352
RIVR	River Valley Bancorp	IN	486,248	40,372	39,724	1.61	1.31	19.98	16.21	NASDAQ	1,528,306	37,398
TDCB	Third Century Bancorp	IN	126,890	15,360	15,342	0.31	0.26	2.55	2.21	OTC BB	1,583,090	11,477
UCBA	United Community Bancorp	IN	511,451	73,379	73,379	0.55	0.55	4.35	4.35	NASDAQ	5,149,560	52,011
WEIN	West End Indiana Bancshares, Inc.	IN	252,631	26,768	26,768	0.61	0.47	5.68	4.36	OTC BB	1,417,503	27,074
CFFN	Capitol Federal Financial, Inc.	KS	9,186,449	1,632,126	1,632,126	0.75	0.75	4.03	4.03	NASDAQ	147,841,368	1,837,668
FFSL	First Independence Corporation	KS	140,283	12,851	12,851	(1.59)	(1.48)	(16.14)	(15.04)	Pink Sheet	835,163	7,725
PBSK	Poage Bankshares, Inc.	KY	290,828	45,659	45,659	0.85	0.79	5.76	5.31	NASDAQ	3,229,165	46,661
CTUY	Century Next Financial Corporation	LA	132,125	16,867	16,867	0.66	0.68	4.86	4.96	OTC BB	1,053,409	17,381
FPBF	FPB Financial Corp.	LA	200,561	19,564	19,564	1.11	0.92	11.29	9.35	Pink Sheet	1,103,865	18,986
HIBE	Hibernia Bancorp, Inc.	LA	108,912	19,414	19,414	0.14	0.14	0.75	0.76	OTC BB	990,494	16,937
HBCP	Home Bancorp, Inc.	LA	961,896	140,221	140,221	0.82	0.79	5.61	5.41	NASDAQ	7,099,164	128,211
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	292,688	42,165	42,165	1.04	1.01	6.35	6.18	NASDAQ	2,347,334	39,834
LABC	Louisiana Bancorp, Inc.	LA	318,470	56,852	56,852	0.88	0.88	4.99	4.99	NASDAQ	2,887,059	50,812
MDNB	Minden Bancorp, Inc.	LA	273,926	41,429	41,429	1.23	1.23	8.19	8.19	OTC BB	2,377,990	39,831
SIBC	State Investors Bancorp, Inc.	LA	256,110	42,175	42,175	0.17	0.17	0.95	0.95	NASDAQ	2,451,952	40,408
BLMT	BSB Bancorp, Inc.	MA	1,023,031	129,149	129,149	0.22	0.21	1.38	1.33	NASDAQ	9,055,808	126,872
BHLB	Berkshire Hills Bancorp, Inc.	MA	5,450,256	673,195	401,294	0.81	1.03	6.28	8.03	NYSE	24,952,204	657,241
BRKL	Brookline Bancorp, Inc.	MA	5,236,229	618,621	462,716	0.78	0.78	6.44	6.43	NASDAQ	70,590,118	663,547
CBNK	Chicopee Bancorp, Inc.	MA	604,872	91,280	91,280	0.49	0.49	3.17	3.17	NASDAQ	5,414,885	95,356
GTWN	Georgetown Bancorp, Inc.	MA	247,170	29,490	29,490	0.44	0.44	3.29	3.29	NASDAQ	1,875,310	26,536
HBNK	Hampden Bancorp, Inc.	MA	696,150	83,983	83,983	0.53	0.53	3.95	3.95	NASDAQ	5,648,848	90,382

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HIFS	Hingham Institution for Savings	MA	1,304,109	100,951	100,951	1.10	1.10	14.06	14.06	NASDAQ	2,128,750	148,821
MTGB	Meetinghouse Bancorp, Inc.	MA	76,574	7,641	7,641	(0.02)	(1.34)	(0.19)	(13.77)	OTC BB	661,250	7,935
PEOP	Peoples Federal Bancshares, Inc.	MA	585,246	106,352	106,352	0.40	0.40	2.09	2.09	NASDAQ	6,465,930	112,637
UBNK	United Financial Bancorp, Inc.	MA	2,490,737	302,758	261,766	0.41	0.70	3.15	5.41	NASDAQ	19,678,034	318,194
WEBK	Wellesley Bancorp, Inc.	MA	421,094	46,382	46,382	0.68	0.68	5.74	5.74	NASDAQ	2,460,080	42,633
WFD	Westfield Financial, Inc.	MA	1,271,331	156,899	156,899	0.50	0.31	3.57	2.20	NASDAQ	22,843,722	161,277
FMTB	Fairmount Bancorp, Inc.	MD	76,887	11,409	11,376	0.39	0.32	2.72	2.19	Pink Sheet	484,839	10,182
FRTR	Fraternity Community Bancorp, Inc.	MD	165,220	27,429	27,429	0.08	0.05	0.44	0.32	OTC BB	1,426,123	19,609
HBK	Hamilton Bancorp, Inc.	MD	313,739	65,058	62,203	(0.31)	(0.36)	(1.79)	(2.10)	NASDAQ	3,703,000	54,990
MDSN	Madison Bancorp, Inc.	MD	147,224	13,502	13,502	0.07	0.01	0.73	0.10	OTC BB	608,116	10,642
OBAF	OBA Financial Services, Inc.	MD	390,452	62,934	62,934	0.31	0.30	1.92	1.83	NASDAQ	4,048,436	76,920
PCGO	Prince George's Federal Savings Bank	MD	104,108	12,904	12,904	0.35	0.38	2.87	3.11	Pink Sheet	901,738	8,612
SVBI	Severn Bancorp, Inc.	MD	815,198	88,496	88,496	(2.15)	(2.19)	(17.37)	(17.65)	NASDAQ	10,066,679	52,705
FFNM	First Federal of Northern Michigan Banc	MI	213,809	22,905	22,836	(0.14)	(0.29)	(1.32)	(2.69)	NASDAQ	2,884,049	12,776
FBC	Flagstar Bancorp, Inc.	MI	11,807,815	1,272,355	1,272,355	0.09	0.13	1.01	1.49	NYSE	56,114,572	828,251
NWBM	Northwestern Bancorp	MI	873,772	68,083	66,033	(0.93)	(1.65)	(11.55)	(20.48)	OTC BB	197,000	31,520
STBI	Sturgis Bancorp, Inc.	MI	318,327	31,849	26,740	0.61	0.41	6.18	4.16	Pink Sheet	2,047,093	16,377
WBKC	Wolverine Bancorp, Inc.	MI	291,350	63,093	63,093	0.60	0.60	2.72	2.72	NASDAQ	2,408,555	47,689
HMNF	HMN Financial, Inc.	MN	562,565	67,376	67,376	1.62	1.62	16.42	16.42	NASDAQ	4,393,073	34,705
REDW	Redwood Financial, Inc	MN	218,315	27,033	22,827	1.27	1.25	9.85	9.69	Pink Sheet	446,980	11,175
WEFP	Wells Financial Corp.	MN	243,468	25,347	25,347	0.49	(0.03)	4.81	(0.30)	Pink Sheet	769,655	17,279
CCFC	CCSB Financial Corp.	MO	92,379	9,568	9,568	0.23	0.12	2.37	1.20	Pink Sheet	780,303	7,023
FBSI	First Bancshares, Inc.	MO	187,406	13,523	13,523	0.10	0.07	1.26	0.91	Pink Sheet	1,550,815	11,870
LXMO	Lexington B & L Financial Corp.	MO	130,171	14,538	13,749	0.44	0.36	4.24	3.48	Pink Sheet	541,293	7,307
LBCP	Liberty Bancorp, Inc.	MO	455,528	64,172	62,444	0.82	1.16	5.67	7.98	OTC BB	3,040,269	36,939
NASB	NASB Financial, Inc.	MO	1,144,143	195,517	193,246	2.32	(1.11)	14.85	(7.10)	NASDAQ	7,867,614	215,809
PULB	Pulaski Financial Corp.	MO	1,275,944	116,058	112,097	0.73	0.22	8.11	2.43	NASDAQ	11,047,524	113,900
QRRY	Quarry City Savings and Loan Associati	MO	43,748	7,686	7,686	0.46	(0.26)	3.99	(2.27)	OTC BB	N/A	N/A
SJBA	St. Joseph Bancorp, Inc.	MO	32,912	6,223	6,223	0.25	0.25	1.37	1.37	OTC BB	376,918	6,634
EBMT	Eagle Bancorp Montana, Inc.	MT	513,855	48,193	40,428	0.49	0.49	4.26	4.31	NASDAQ	3,898,685	42,301
ASBB	ASB Bancorp, Inc.	NC	751,302	102,876	102,876	0.17	(0.03)	1.20	(0.17)	NASDAQ	5,223,823	89,484
HTBI	Hometrust Bancshares, Inc	NC	1,673,526	368,066	365,264	0.70	0.70	3.20	3.20	NASDAQ	20,590,544	339,744
KSBI	KS Bancorp, Inc.	NC	303,931	24,219	24,219	0.33	0.30	4.09	3.72	OTC BB	1,309,500	11,131
LTLB	Little Bank, Inc	NC	309,329	29,508	29,508	0.87	0.88	8.43	8.52	Pink Sheet	2,810,996	28,391
SSFC	South Street Financial Corp	NC	273,828	23,460	23,460	0.21	0.21	2.55	2.55	OTC BB	2,520,777	14,368

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MCBK	Madison County Financial, Inc.	NE	277,051	63,413	62,239	1.09	1.09	5.47	5.47	NASDAQ	3,193,054	55,559
GUAA	Guaranty Bancorp, Inc.	NH	391,719	37,047	37,047	0.69	0.47	7.16	4.92	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,240,234	131,628	86,278	0.67	0.67	6.47	6.47	NASDAQ	7,121,260	96,351
CBNJ	Cape Bancorp, Inc.	NJ	1,074,446	140,535	117,684	0.52	0.47	3.68	3.27	NASDAQ	12,172,412	111,499
COBK	Colonial Financial Services, Inc.	NJ	598,236	60,301	60,301	(0.54)	(0.56)	(5.15)	(5.34)	NASDAQ	3,853,058	54,983
HCBK	Hudson City Bancorp, Inc.	NJ	39,186,560	4,689,105	4,536,996	0.46	0.43	3.97	3.73	NASDAQ	528,419,170	4,777,438
NFBK	Northfield Bancorp, Inc	NJ	2,727,219	716,280	716,280	0.66	0.66	3.01	3.01	NASDAQ	58,212,604	706,701
OSHC	Ocean Shore Holding Co.	NJ	1,043,497	106,123	100,848	0.48	0.48	4.75	4.74	NASDAQ	6,964,952	101,967
OCFC	OceanFirst Financial Corp.	NJ	2,286,288	213,769	213,769	0.80	0.80	8.42	8.41	NASDAQ	17,386,060	293,998
ORIT	Oritani Financial Corp.	NJ	2,823,635	526,665	526,665	1.47	1.47	7.88	7.88	NASDAQ	45,653,073	751,450
PFS	Provident Financial Services, Inc.	NJ	7,341,015	996,692	639,984	0.96	0.94	7.08	6.88	NYSE	59,863,653	970,390
ROMA	Roma Financial Corporation	NJ	1,670,942	200,221	199,649	0.09	0.02	0.77	0.19	NASDAQ	30,166,769	560,800
AF	Astoria Financial Corporation	NY	16,022,089	1,457,916	1,272,765	0.38	0.32	4.67	3.91	NYSE	98,865,122	1,229,882
CMSB	CMS Bancorp, Inc.	NY	258,552	20,318	20,318	0.34	0.27	4.36	3.50	NASDAQ	1,862,803	15,983
CARV	Carver Bancorp, Inc.	NY	634,814	51,758	51,758	0.33	0.26	3.59	2.82	NASDAQ	3,695,892	28,828
DCOM	Dime Community Bancshares, Inc.	NY	4,015,325	422,745	367,107	1.01	0.99	10.11	9.88	NASDAQ	36,548,503	608,533
ESBK	Elmira Savings Bank, FSB	NY	519,807	57,234	44,679	1.00	0.56	8.65	4.88	NASDAQ	2,402,545	58,334
NYCB	New York Community Bancorp, Inc.	NY	45,764,133	5,697,045	3,241,609	1.10	1.07	8.56	8.35	NYSE	440,868,895	6,917,233
ONFC	Oneida Financial Corp.	NY	714,087	89,495	62,811	0.90	0.77	6.81	5.85	NASDAQ	7,024,596	93,006
PFDB	Patriot Federal Bank	NY	105,667	10,714	10,533	(0.12)	(0.09)	(1.30)	(1.03)	Pink Sheet	957,544	6,703
SNNY	Sunnyside Bancorp, Inc.	NY	91,635	11,409	11,409	(0.28)	(0.36)	(3.84)	(4.99)	OTC BB	N/A	N/A
TRST	Trustco Bank Corp NY	NY	4,459,407	354,388	354,388	0.89	0.86	11.00	10.59	NASDAQ	94,334,383	561,290
ASBN	ASB Financial Corp.	OH	258,070	23,905	21,285	0.59	0.57	7.16	6.85	Pink Sheet	1,594,034	21,934
CFBK	Central Federal Corporation	OH	250,392	21,959	21,939	(0.95)	(0.95)	(10.68)	(10.68)	NASDAQ	15,823,710	22,311
CHEV	Cheviot Financial Corp.	OH	591,741	93,132	82,236	0.30	0.30	1.79	1.79	NASDAQ	6,836,903	74,317
CIBN	Community Investors Bancorp, Inc.	OH	123,311	10,430	10,430	0.18	(0.39)	2.04	(4.41)	Pink Sheet	795,190	N/A
FFDF	FFD Financial Corporation	OH	248,892	22,376	22,376	1.02	0.92	11.47	10.41	OTC BB	1,021,606	20,677
FDEF	First Defiance Financial Corp.	OH	2,058,430	269,359	204,041	1.09	1.03	8.51	8.05	NASDAQ	9,784,737	228,865
FNFI	First Niles Financial, Inc.	OH	97,052	10,809	10,809	(0.28)	(0.30)	(2.24)	(2.40)	OTC BB	1,316,478	11,058
HCFL	Home City Financial Corporation	OH	145,175	14,008	14,008	0.77	0.69	8.01	7.17	Pink Sheet	805,004	11,190
HLFN	Home Loan Financial Corporation	OH	163,918	21,513	21,513	1.69	1.69	13.42	13.42	OTC BB	1,396,506	23,950
PPSF	Peoples-Sidney Financial Corporation	OH	119,666	15,052	15,052	0.47	0.54	3.96	4.54	Pink Sheet	1,245,410	12,454
PFOH	Perpetual Federal Savings Bank	OH	351,608	60,208	60,208	1.10	1.10	6.67	6.65	Pink Sheet	2,470,032	46,931
UCFC	United Community Financial Corp.	OH	1,756,202	183,322	183,150	0.56	0.43	5.39	4.13	NASDAQ	50,225,367	195,377
VERF	Versailles Financial Corporation	OH	48,661	9,836	9,836	0.46	0.38	2.24	1.83	OTC BB	392,044	5,489

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WAYN	Wayne Savings Bancshares, Inc.	OH	399,690	38,467	36,688	0.51	0.51	5.16	5.16	NASDAQ	2,885,999	30,822
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	436,043	76,635	76,635	0.40	0.40	2.25	2.25	NASDAQ	4,917,004	71,297
ESBF	ESB Financial Corporation	PA	1,899,383	186,324	144,559	0.78	0.75	7.90	7.63	NASDAQ	17,669,375	225,285
ESSA	ESSA Bancorp, Inc.	PA	1,372,315	166,446	155,163	0.63	0.56	5.15	4.53	NASDAQ	12,215,926	127,290
EKFC	Eureka Financial Corp.	PA	142,046	20,815	20,815	0.98	0.98	6.53	6.53	OTC BB	1,266,686	22,167
FFCO	FedFirst Financial Corporation	PA	322,149	47,869	46,730	0.79	0.79	5.38	5.34	NASDAQ	2,499,892	48,123
FXCB	Fox Chase Bancorp, Inc.	PA	1,106,884	174,232	174,232	0.56	0.47	3.32	2.78	NASDAQ	9,679,631	168,426
HARL	Harleysville Savings Financial Corporati	PA	820,024	61,617	61,617	0.59	0.53	7.90	7.11	Pink Sheet	3,781,917	71,932
MLVF	Malvern Bancorp, Inc.	PA	601,554	75,406	75,406	(2.70)	(2.80)	(19.24)	(19.96)	NASDAQ	6,558,473	83,555
NWBI	Northwest Bancshares, Inc.	PA	7,908,379	1,138,534	961,530	0.79	0.78	5.47	5.44	NASDAQ	94,152,042	1,243,748
PBCP	Polonia Bancorp, Inc.	PA	285,111	34,329	34,329	(0.16)	(1.38)	(1.25)	(10.93)	NASDAQ	3,511,276	33,357
QNTO	Quaint Oak Bancorp, Inc.	PA	121,223	17,033	17,033	0.54	0.54	3.81	3.81	Pink Sheet	964,449	15,238
STND	Standard Financial Corp.	PA	435,811	69,015	60,246	0.82	0.82	4.58	4.56	OTC BB	3,222,476	58,810
THRD	TF Financial Corporation	PA	836,986	92,811	87,959	0.89	0.79	7.70	6.87	NASDAQ	2,842,095	79,238
UASB	United-American Savings Bank	PA	86,290	6,547	6,547	0.67	0.51	8.04	6.06	OTC BB	309,547	6,500
WVFC	WVS Financial Corp.	PA	295,958	32,069	32,069	0.32	0.32	2.87	2.82	NASDAQ	2,057,930	22,761
FCPB	First Capital Bancshares, Inc	SC	58,401	6,961	6,961	0.26	0.63	2.18	5.31	Pink Sheet	563,720	1,550
HFFC	HF Financial Corp.	SD	1,250,605	96,059	91,149	0.39	0.14	4.85	1.74	NASDAQ	7,055,020	90,586
CASH	Meta Financial Group, Inc.	SD	1,695,031	146,011	143,672	0.79	0.71	9.53	8.62	NASDAQ	5,513,014	209,495
AFCB	Athens Bancshares Corporation	TN	295,675	44,269	44,269	0.78	0.78	4.86	4.86	NASDAQ	2,088,491	37,572
FABK	First Advantage Bancorp	TN	398,544	65,246	65,246	0.62	0.62	3.45	3.42	NASDAQ	3,885,089	49,341
JFBI	Jefferson Bancshares, Inc.	TN	498,565	53,316	53,316	0.35	0.35	3.38	3.36	NASDAQ	6,601,091	38,286
SFBK	SFB Bancorp, Inc	TN	55,633	12,403	12,403	0.95	0.88	4.35	4.04	Pink Sheet	570,522	9,699
UNTN	United Tennessee Bankshares, Inc	TN	184,235	17,029	17,016	0.87	0.90	9.45	9.82	Pink Sheet	1,142,999	14,459
BAFI	BancAffiliated, Inc	TX	417,827	44,702	44,702	1.18	(1.90)	12.01	(19.40)	Pink Sheet	278,450	12,530
SPBC	SP Bancorp, Inc.	TX	305,481	32,990	32,990	0.48	0.47	4.33	4.16	NASDAQ	1,638,750	32,365
FRNK	Franklin Financial Corporation	VA	1,059,321	241,394	241,394	0.88	0.71	3.88	3.09	NASDAQ	12,506,840	237,130
ANCB	Anchor Bancorp	WA	403,287	52,588	52,588	(0.12)	(0.13)	(1.01)	(1.10)	NASDAQ	2,466,133	42,639
FSBW	FS Bancorp, Inc.	WA	396,066	62,234	62,234	1.22	1.17	7.78	7.41	NASDAQ	3,240,125	56,216
FFNW	First Financial Northwest, Inc.	WA	891,660	185,611	185,611	2.37	2.39	11.82	11.93	NASDAQ	16,789,790	175,118
HMST	HomeStreet, Inc.	WA	2,854,323	268,208	268,208	1.82	1.81	18.36	18.32	NASDAQ	14,422,354	278,351
RVSB	Riverview Bancorp, Inc.	WA	788,878	81,617	56,006	0.58	0.58	5.87	5.87	NASDAQ	22,471,890	59,101
SFBC	Sound Financial Bancorp, Inc.	WA	431,728	45,923	45,923	0.98	0.99	8.95	9.00	NASDAQ	2,550,810	36,349
TSBK	Timberland Bancorp, Inc.	WA	745,648	89,688	83,919	0.65	0.55	5.29	4.50	NASDAQ	7,045,036	63,405
ABCWQ	Anchor Bancorp Wisconsin Inc.	WI	2,191,001	201,037	201,037	3.44	3.65	56.33	N/A	Pink Sheet	21,247,225	234

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BKMU	Bank Mutual Corporation	WI	2,333,317	279,088	279,088	0.43	0.43	3.82	3.83	NASDAQ	46,432,284	291,130
CZWI	Citizens Community Bancorp, Inc.	WI	554,694	54,185	53,967	0.19	0.24	1.91	2.37	NASDAQ	5,154,891	37,373
WSBF	Waterstone Financial, Inc.	WI	1,597,818	212,833	212,833	1.87	1.86	15.52	15.43	NASDAQ	31,349,317	318,196
WBB	Westbury Bancorp, Inc.	WI	543,283	90,602	90,602	0.24	0.00	1.88	(0.03)	NASDAQ	5,142,541	73,230
CRZY	Crazy Woman Creek Bancorp, Inc	WY	126,081	13,283	13,151	0.30	(0.06)	2.98	(0.58)	Pink Sheet	638,121	7,019

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		1,783,159	221,795	184,421	0.72	0.70	5.83	5.68		18,292,715	234,936
MEDIAN		441,873	59,826	58,148	0.60	0.51	4.74	4.13		3,225,821	49,341
HIGH		45,764,133	5,697,045	4,536,996	3.44	4.36	56.33	40.53		528,419,170	6,917,233
LOW		32,912	361	361	(2.70)	(2.80)	(29.01)	(31.46)		197,000	103
AVERAGE FOR STATE											
WI		1,444,023	167,549	167,505	1.67	1.67	15.80	15.82		21,865,252	144,033
AVERAGE BY REGION											
MIDWEST		745,931	84,581	81,954	0.57	0.55	5.44	5.29		6,812,062	67,862
NORTH CENTRAL		1,058,500	156,094	154,758	0.84	0.82	5.63	5.49		13,016,804	177,578
NORTHEAST		3,898,568	488,873	372,129	0.72	0.70	0.72	0.70		41,773,896	538,379
SOUTHEAST		1,152,218	145,193	135,407	0.68	0.63	6.46	5.96		11,118,207	139,578
SOUTHWEST		345,249	345,249	47,988	0.71	0.70	5.01	4.94		3,842,724	53,153
WEST		1,123,745	122,842	118,224	1.05	1.02	9.03	8.75		8,673,358	150,101
AVERAGE BY EXCHANGE											
NYSE		14,918,554	1,704,924	1,231,874	0.79	0.77	7.26	7.14		117,001,995	1,806,108
NASDAQ		1,919,686	248,985	218,130	0.66	0.64	4.95	4.80		21,878,710	267,455
OTC		215,835	24,489	24,068	0.51	0.48	4.49	4.24		1,332,911	19,360
PINK SHEETS		310,775	40,615	34,853	1.29	1.26	12.87	12.63		3,716,098	21,883

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 3

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE

Company Name	Ticker	Conversion Date	Exchange	Percentage Price Change From Initial Trading Date: One Day	One Week	One Month	Through 11/29/13
Quarry City S&L Assn.	QRRY	7/26/2013	OTCBB	7.50 %	2.00 %	0.50 %	4.00 %
Sunnyside Bancorp Inc.	SNNY	7/16/2013	OTCBB	5.00	4.50	0.10	-1.30
Westbury Bancorp, Inc.	WBB	4/10/2013	NASDAQ	35.20	36.00	33.30	43.60
Meetinghouse Bancorp	MTGB	11/20/2012	OTCBB	12.50	27.50	20.00	20.00
Hamilton Bancorp, Inc.	HBK	10/10/2012	NASDAQ	19.00	16.50	12.60	45.20
Madison County Financial, Inc.	MCBK	10/4/2012	NASDAQ	48.90	45.50	43.60	74.90
Hometrust Bancshares, Inc.	HTBI	7/11/2012	NASDAQ	17.00	25.80	25.80	65.20
FS Bancorp, Inc.	FSBW	7/10/2012	NASDAQ	0.10	0.40	2.10	72.10
Wellesley Bancorp, Inc.	WEBK	1/26/2012	NASDAQ	20.00	21.00	22.90	76.20
West End Indiana Bancshares, Inc.	WEIN	1/11/2012	OTCBB	12.60	11.50	20.00	87.50
		AVERAGE		**17.78 %**	**19.07 %**	**18.09 %**	**48.74 %**
		MEDIAN		**14.80**	**18.75**	**20.00**	**55.20**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 4

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange		Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	HOME SAVINGS BANK	**Madison**	**WI**	**4**			**115,207**	**98,239**	**77,116**	**0**	**100,132**	**7,270**
COMPARABLE GROUP												
ALLB	Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	8	NASDAQ		436,043	412,412	286,879	0	349,115	76,635
CHEV	Cheviot Financial Corp.	Cheviot	OH	12	NASDAQ		591,741	530,794	337,048	12,188	471,493	93,132
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	25	NASDAQ		554,694	530,540	434,882	218	447,707	54,185
FSFG	First Savings Financial Group, Inc.	Clarksville	IN	15	NASDAQ		660,412	591,494	408,793	10,005	478,558	82,253
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ		540,014	515,398	317,828	516	380,755	82,164
JXSB	Jacksonville Bancorp, Inc.	Jacksonville	IL	4	NASDAQ		320,674	302,037	175,620	3,375	247,655	41,906
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ		355,104	340,662	254,653	1,073	302,300	40,231
PBSK	Poage Bankshares, Inc.	Ashland	KY	6	NASDAQ		290,828	273,021	176,032	305	226,591	45,659
STND	Standard Financial Corp.	Monroeville	PA	10	OTC BB	(1)	435,811	403,850	293,640	9,244	327,503	69,015
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ		399,690	378,395	257,979	2,053	326,615	38,467
	Average			10.0			458,501	427,860	294,335	3,898	355,829	62,365
	Median			9.0			435,927	408,131	290,260	1,563	338,309	61,600
	High			25.0			660,412	591,494	434,882	12,188	478,558	93,132
	Low			4.0			290,828	273,021	175,620	0	226,591	38,467

(1) At the time of the Original Valuation this entity was trading on NASDAQ.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 5

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF NOVEMBER 29, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
HOME SAVINGS BANK															
Appraised value - midpoint	**8,800**	**10.00**	**(0.76)**	**15.61**	**NM**	**64.05**	**7.23**	**64.05**	**NM**	**0.00**	**0.00**	**0.00**	11.29	(0.51)	(4.48)
Minimum	7,480	10.00	(0.88)	16.81	NM	59.47	6.21	59.47	NM	0.00	0.00	0.00	10.44	(0.50)	(4.82)
Maximum	10,120	10.00	(0.67)	14.72	NM	67.92	8.24	67.92	NM	0.00	0.00	0.00	12.13	(0.51)	(4.18)
Maximum, as adjusted	11,638	10.00	(0.59)	13.95	NM	71.68	9.37	71.68	NM	0.00	0.00	0.00	13.08	(0.51)	(3.90)
ALL THRIFTS (180)															
Average	249,803	16.38	0.73	19.12	16.91	96.92	11.78	107.27	17.31	0.34	2.20	33.68	12.68	0.69	5.68
Median	48,434	14.51	0.72	15.58	15.76	93.46	11.27	96.86	16.19	0.16	1.08	16.01	11.97	0.51	4.09
WISCONSIN THRIFTS (5)															
Average	160,314	8.04	1.11	10.08	27.46	87.19	11.33	88.90	28.27	0.04	0.65	20.44	12.18	1.67	15.82
Median	73,847	7.60	0.25	9.46	31.50	81.51	13.59	83.19	31.50	0.04	0.65	20.44	11.96	0.43	3.83
COMPARABLE GROUP (10)															
Average	52,737	16.33	0.94	18.31	23.32	87.94	11.88	92.88	23.39	0.15	1.05	27.40	13.63	0.59	4.33
Median	49,505	15.83	0.77	16.78	19.16	86.72	12.03	93.24	19.28	0.10	0.39	6.34	14.15	0.63	4.86
COMPARABLE GROUP															
ALLB Alliance Bancorp, Inc. of Pennsylv	75,033	15.26	0.37	15.59	41.18	97.91	17.21	97.91	41.24	0.21	1.37	56.52	17.58	0.40	2.25
CHEV Cheviot Financial Corp.	68,779	10.06	0.25	13.62	40.24	73.85	11.62	83.64	40.24	0.35	3.53	141.94	15.74	0.30	1.79
CZWI Citizens Community Bancorp, Inc.	39,177	7.60	0.20	10.51	37.42	72.30	7.06	72.30	33.04	0.00	0.00	0.00	9.77	0.24	2.37
FSFG First Savings Financial Group, Inc.	52,510	22.70	1.96	28.16	11.61	80.62	7.95	91.81	11.58	0.00	0.00	0.00	12.45	0.67	5.26
IROQ IF Bancorp, Inc.	74,951	16.40	0.73	17.98	22.58	91.22	13.88	91.80	24.12	0.00	0.00	0.00	15.22	0.59	3.67
JXSB Jacksonville Bancorp, Inc.	36,481	19.60	1.78	22.51	11.01	87.05	11.38	94.68	14.10	0.40	2.04	22.52	13.07	0.84	6.06
LSBI LSB Financial Corp.	44,166	28.32	1.73	25.80	16.37	109.78	12.44	112.79	16.47	0.22	0.77	12.68	11.33	0.75	6.90
PBSK Poage Bankshares, Inc.	46,500	14.40	0.82	14.14	17.63	101.84	15.99	102.53	17.78	0.00	0.00	0.00	15.70	0.79	5.31
STND Standard Financial Corp.	59,616	18.50	0.89	21.42	20.69	86.38	13.68	99.16	20.79	0.00	0.00	0.00	15.84	0.82	4.56
WAYN Wayne Savings Bancshares, Inc.	30,159	10.45	0.72	13.33	14.51	78.40	7.55	82.20	14.51	0.29	2.78	40.38	9.62	0.51	5.16

EXHIBIT 6

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

HOME SAVINGS BANK

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	23.32	19.16	16.91	15.76
Price to core earnings	P/CE	NM	23.39	19.28	17.31	16.19
Price to book value	P/B	64.05%	87.94%	86.72%	96.92%	93.46%
Price to tangible book value	P/TB	64.05%	92.88%	93.24%	107.27%	96.86%
Price to assets	P/A	7.23%	11.88%	12.03%	11.78%	11.27%

Pre conversion earnings	(Y)	$ (2,738,000)	For the twelve months ended September 30, 2013
Pre conversion core earnings	(CY)	$ (551,000)	
Pre conversion book value	(B)	$ 7,270,000	At September 30, 2013
Pre conversion tang. book value	(TB)	$ 7,270,000	
Pre conversion assets	(A)	$ 115,207,000	

Conversion expense	(X)	14.49%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	26.40%
ESOP term (yrs.)	(T)	25	Option maturity	(OM)	10
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.02%			
Investment rate of return, net	(RR)	0.67%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 8,800,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 8,800,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 8,800,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**880,000**	**$8,800,000**	**10.00**	**880,000**	**$8,800,000**
Minimum	748,000	$7,480,000	10.00	748,000	$7,480,000
Maximum	1,012,000	$10,120,000	10.00	1,012,000	$10,120,000
Maximum, as adjusted	1,163,800	$11,638,000	10.00	1,163,800	$11,638,000

EXHIBIT 7

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	7,480,000
Less: Estimated offering expenses		1,275,000
Net offering proceeds	$	6,205,000

2. Generation of Additional Income

Net offering proceeds	$	6,205,000
Less: Stock-based benefit plans [2]		897,600
Net offering proceeds invested	$	5,307,400
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	35,729
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		15,798
Less: Stock-based incentive plan expense, net of taxes		39,494
Less: Option expense, net of applicable taxes		36,137
Net earnings increase (decrease)	$	(55,700)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 9/30/13	$	(2,738,000)	$	(551,000)
Net earnings increase		(55,700)		(55,700)
After conversion	$	(2,793,700)	$	(606,700)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	7,270,000	$	7,270,000
Net cash conversion proceeds		5,307,400		5,307,400
After conversion	$	12,577,400	$	12,577,400

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	115,207,000
Net cash conversion proceeds		5,307,400
After conversion	$	120,514,400

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 8

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,800,000
Less: Estimated offering expenses		1,275,000
Net offering proceeds	$	7,525,000

2. Generation of Additional Income

Net offering proceeds	$	7,525,000
Less: Stock-based benefit plans [2]		1,056,000
Net offering proceeds invested	$	6,469,000
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	43,549
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		18,586
Less: Stock-based incentive plan expense, net of taxes		46,464
Less: Option expense, net of applicable taxes		42,515
Net earnings increase (decrease)	$	(64,015)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/13	$	(2,738,000)	$	(551,000)
Net earnings increase		(64,015)		(64,015)
After conversion	$	(2,802,015)	$	(615,015)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	7,270,000	$	7,270,000
Net cash conversion proceeds		6,469,000		6,469,000
After conversion	$	13,739,000	$	13,739,000

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	115,207,000
Net cash conversion proceeds		6,469,000
After conversion	$	121,676,000

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 9

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MAXIMUM

1. Gross Offering Proceeds		
Offering proceeds [1]	$	10,120,000
Less: Estimated offering expenses		1,275,000
Net offering proceeds	$	8,845,000
2. Generation of Additional Income		
Net offering proceeds	$	8,845,000
Less: Stock-based benefit plans [2]		1,214,400
Net offering proceeds invested	$	7,630,600
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	51,369
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		21,373
Less: Stock-based incentive plan expense, net of taxes		53,434
Less: Option expense, net of applicable taxes		48,892
Net earnings increase (decrease)	$	(72,330)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/13	$	(2,738,000)	$	(551,000)
Net earnings increase		(72,330)		(72,330)
After conversion	$	(2,810,330)	$	(623,330)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	7,270,000	$	7,270,000
Net cash conversion proceeds		7,630,600		7,630,600
After conversion	$	14,900,600	$	14,900,600

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	115,207,000
Net cash conversion proceeds		7,630,600
After conversion	$	122,837,600

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 10

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	11,638,000
Less: Estimated offering expenses		1,275,000
Net offering proceeds	$	10,363,000

2. Generation of Additional Income

Net offering proceeds	$	10,363,000
Less: Stock-based benefit plans [2]		1,396,560
Net offering proceeds invested	$	8,966,440
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	60,362
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		24,579
Less: Stock-based incentive plan expense, net of taxes		61,449
Less: Option expense, net of applicable taxes		56,226
Net earnings increase (decrease)	$	(81,892)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/13	$	(2,738,000)	$	(551,000)
Net earnings increase		(81,892)		(81,892)
After conversion	$	(2,819,892)	$	(632,892)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	7,270,000	$	7,270,000
Net cash conversion proceeds		8,966,440		8,966,440
After conversion	$	16,236,440	$	16,236,440

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	115,207,000
Net cash conversion proceeds		8,966,440
After conversion	$	124,173,440

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 11

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	HOME SAVINGS BANK		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	64.05 %	*	(27.16)%	(26.14)%
Price/assets	7.23 %		(39.10)%	(39.88)%
Price/tangible book value	64.05 %		(31.04)%	(31.31)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	59.47 %	*	(32.37)%	(31.42)%
Price/assets	6.21 %		(47.73)%	(48.41)%
Price/tangible book value	59.47 %		(35.97)%	(36.22)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	67.92 %	*	(22.77)%	(21.68)%
Price/assets	8.24 %		(30.62)%	(31.52)%
Price/tangible book value	67.92 %		(26.88)%	(27.16)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	71.68 %	*	(18.49)%	(17.34)%
Price/assets	9.37 %		(21.08)%	(22.09)%
Price/tangible book value	71.68 %		(22.83)%	(23.13)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.